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                              July 28, 2022

       Angel Orrantia
       Chief Executive Officer
       Four Leaf Acquisition Corp
       4546 El Camino Real B10 #715
       Los Altos, California 94022

                                                        Re: Four Leaf
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2022
                                                            CIK No. 0001936255

       Dear Mr. Orrantia:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed July 1, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government
 Angel Orrantia
Four Leaf Acquisition Corp
July 28, 2022
Page 2
      review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Permitted Purchases of Public Shares and Public Warrants by Our Affiliates, page 20

2. We note disclosure here and elsewhere that your sponsor, initial shareholders, officers, directors, advisors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
      Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
      166.01 for guidance.
Management, page 115

3. Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment. Additionally, revise the background of your Chief Financial Officer to comply with the Item 401(e) requirements.
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameAngel Orrantia
                                                           Division of
Corporation Finance
Comapany NameFour Leaf Acquisition Corp
                                                           Office of Real
Estate & Construction
July 28, 2022 Page 2
cc:       Dave Brown (Esq.)
FirstName LastName